UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 9, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On February 24, 2012, NewLead Holdings Ltd. (the “Company”) received notices of enforcement and notices of default and acceleration from the Bank of Scotland plc (“Bank of Scotland”) in relation to the senior loan agreement and the junior loan agreement, each dated April 15, 2010 (collectively, as amended, the “Kamsarmax Facilities”), between Ayasha Trading Corporation (“Ayasha”) and Bethune Properties S.A. (“Bethune”), as borrowers, and the Bank of Scotland, BMTU Capital Corporation, and the Bank of Ireland, as lenders. Ayasha and Bethune are the shipowning companies of the motor vessels “Newlead Tomi” and “Newlead Gujarat,” respectively. The aggregate amount accelerated under the Kamsarmax Facilities was approximately $77.5 million plus an additional amount of approximately $7 million related to the swap facility currently in place.

Pursuant to such notices, the Bank of Scotland, as the agent and security trustee under each of the Kamsarmax Facilities, exercised its rights to foreclose on the shares of Ayasha and Bethune, which secured the loans under the Kamsarmax Facilities. The Company is working with the Bank of Scotland to transition the management of the two vessels (with an aggregate market value of approximately $55 million on a charter free basis and approximately $90 million on a charter adjusted basis) to management chosen by the new owners and to formalize the finalization of its commercial arrangements in respect of the Kamsarmax Facilities, including the release of the corporate guarantees provided by the Company. However, there can be no assurance that the Company will be able to reach an agreement with the Bank of Scotland under acceptable terms or at all.

As previously announced, the Company has been in discussions with its lenders during the last several months regarding the restructuring of the Company’s overall indebtedness towards reducing debt. In this context, several vessels have been sold where the net sale proceeds were applied in full satisfaction of all liabilities owed to the respective lenders under the governing loan agreements, covering also a substantial part of the Company’s trade debt. While the Company is hopeful that it will reach an agreement with its lenders on the terms of a restructuring of the Company’s indebtedness, there can be no assurance that the Company will be able to reach an agreement with its lenders under acceptable terms or at all.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer